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                                                    (Exhibit 4.1)


                        FOURTH AMENDMENT
                               TO
                     STOCKHOLDERS' AGREEMENT
                     -----------------------


     THIS AGREEMENT is dated as of March 14, 1996 among Americold Corporation, an Oregon corporation (the "Company"), Kelso Equity Partners, L.P., a Delaware limited partnership, Kelso Investment Associates II, L.P., a Delaware limited partnership, KIA III-Americold, Inc., L.P., a Delaware limited partnership, Kelso & Company, L.P., a Delaware limited partnership, The Northwestern Mutual Life Insurance Company, New York Life Insurance Company, New York Life Insurance and Annuity Corporation and the Management Shareholders of the Company listed in the Schedule of Management Shareholders attached hereto.

     WHEREAS, the parties hereto desire to amend in certain respects the Stockholders' Agreement (the "Stockholder Agreement"), dated as of December 24, 1986, as amended, among the Company and the stockholders of the Company party thereto;

     NOW, THEREFORE, the parties hereto agree as follows
(capitalized terms used herein without definition having the respective meanings set forth in the Stockholder Agreement):

     1.   Amendments to Section 6 of the Stockholder Agreement.

     (a)  Section 6.1 is hereby amended by deleting all of clause
(i) of the proviso in the fourth sentence thereof, and by deleting the word "and" and the number "(ii)" immediately following clause
(i).

     (b)  Section 6.4 is hereby deleted in its entirety.

     (c)  Section 6.5 is hereby restated as follows:

          "6.5 Assignment. So long as a Shareholder owns an equity investment in the Company such Shareholder shall have the right to require the Company to assign to it the Company's right of first refusal with respect to an Offer, provided that all rights of the Company with respect to such Offer shall be assigned in accordance with the following priorities: First, to Kelso, and second, to the Co-Investors and the Management Shareholders, on a pro rata basis based on the proportion that the number of shares of Common Stock held by each such Shareholder requesting such assignment bears to the total number of shares of Common Stock held by all such Shareholders requesting such assignment."

     2.   Amendment to Section 7.1 of the Stockholder Agreement.
Section 7.1 is hereby deleted in its entirety.

     3.   Amendment to Section 10 of the Stockholder Agreement.
Section 10 is hereby amended by changing the first sentence to read as follows: "Each Shareholder agrees not to vote in favor of the following actions unless Kelso votes in favor of such action:"

     4. Effectiveness. The amendment contained in this Agreement shall become effective upon the execution and delivery of this Agreement by the Non-Management Shareholders and the Management Shareholders owning a majority of the shares of Common Stock which are owned by all the Management Shareholders.

     5. Ratification. Except as amended hereby, the Stockholder Agreement shall remain in full force and effect in all respects.

     6. Governing Law. This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by, and construed and interpreted in accordance with, the law of the state of Delaware, without giving effect to the choice of law principles thereof.

     7. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one agreement.